Lion Group Holding Ltd.
Unit A-C, 33/F, Tower A, Billion Center
1 Wang Kwong Road, Kowloon Bay
Hong Kong

VIA EDGAR

October 20, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Donald Field / Dietrich King

Re:	Lion Group Holding Ltd. (CIK: 0001806524)

Registration Statement on Form F-1 (File No. 333-249185)

Dear Mr. Field and Mr. King:

In accordance with Rule 461 of Regulation C (“Rule 461”) of the General Rules and Regulations under the Securities Act of 1933, as amended, Lion Group Holding Ltd. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the F-1 Registration Statement become effective at, 4:00 p.m., Eastern Time, October 22, 2020, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Kirkland & Ellis International LLP.

If you have any questions regarding this request, please contact Ben James of Kirkland & Ellis International LLP at +852 3761-3412.

[Signature page follows]

Very truly yours,

Lion Group Holding Ltd.

By:	/s/ Chunning Wang
Name:	Chunning Wang
Title:	Chief Executive Officer